UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company	Telemar Participações S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87 Board of Trade (NIRE) No. 3330016601-7 Publicly-Held Company

MATERIAL FACT

Pursuant to article 157, paragraph 4 of Law No. 6,404/76 and CVM Instruction No. 358/02, Telemar Participações S.A. and its controlled company Oi S.A. hereby inform their shareholders and the market in general that Oi S.A. has received the following communication from Portugal Telecom SGPS, S.A.:

“Portugal Telecom, SGPS S.A. (“PT”) informs that as part of their strategic relationship and co-operation agreement announced in July 2010, PT, Oi S.A. and Oi S.A.’s controlling shareholders regularly review proposals which may enhance operational performance and governance to extract additional synergies, especially in the areas of engineering, network, technology, innovation and services. Contrary to recent press speculation, there are no plans which contemplate PT buying control or making an offer for Oi S.A.”

The companies will disclose, in strict compliance with the law and regulations in force, any fact that may be deemed material to the market.

Rio de Janeiro, January 28, 2013.

Alex Waldemar Zornig Investor Relations Officer Oi S.A.	Pedro Jereissati Investor Relations Officer Telemar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer